Hoverink Biotechnologies, Inc.

801 Century Park E.

24th Floor

Los Angeles, California 90067

info@hoverink.net

866-443-4666

December 29, 2017

VIA EDGAR AND COURIER

United States Securities and Exchange Commission Division of

Corporation Finance

Mail Stop 4720 100 F. Street N.E.

Washington, DC 20549

Re: Hoverink Biotechnologies, Inc .

Application for Withdrawal on Form RW for Registration Statement on

Form 10-12G Filed on Nov 14, 2017

File No: 000-55055

Ladies and Gentlemen:

Hoverink Biotechnologies, Inc. (the “ Company ”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“ Securities Act ”) that the Company’s Registration Statement on Form 10, initially filed with the Securities and Exchange Commission (“ SEC ”) on Nov 14, 2017, as thereafter amended, together with all exhibits and amendments thereto (“ Registration Statement ”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC. The Company may undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. Should you have any questions feel free to contact us at 866-443-4666 ext 113

By: /s/ Debbie Carter

Debbie Carter

Chief Executive Officer

Hoverink Biotechnologies, Inc.